CONFIDENTIAL TREATMENT REQUESTED

BY LINKEDIN CORPORATION: LNKD-0002

April 22, 2011

CERTAIN PORTIONS OF THIS LETTER AND ITS ANNEXES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Registration Statement on Form S-1
Initially filed January 27, 2011
File No. 333-171903

Ladies and Gentlemen:

On behalf of LinkedIn Corporation (the “Company”), and in connection with the submission of a letter dated March 11, 2011 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 24, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-171903) filed with the Commission on January 27, 2011 (the “Registration Statement”), we submit this supplemental letter to further address comments 23 and 24 of the First Response Letter, both of which are recited below in italicized, bold type and followed by the Company’s response thereto.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

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23.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

We supplementally advise the Staff that, on April 20, 2011, representatives of Morgan Stanley & Co. Incorporated, the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] – [***] per share. As we previously advised the Staff, the Company first initiated formal discussions with potential underwriters regarding the offering on November 10, 2010. At that time, each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, and valuation methodologies and analyses of comparable companies, but the underwriters did not provide the Company with any valuation of the Company or a price range. Prior to April 20, 2011, the Company had not held discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. There have been no changes to the recommendation from the underwriters of the preliminary price range since April 20, 2011.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

24.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

We supplementally advise the Staff that, as described beginning on page 61 of Amendment No. 2 to the Company’s Registration Statement on Form S-1filed on April 4, 2011 (“Amendment No. 2”), the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors (the “Board”) and, prior to the formation of the Compensation Committee in January 2011, the Board, in its determination of the common stock’s fair value for purposes of granting stock options. The Compensation Committee or the Board, as applicable, considers numerous objective and subjective factors, including the factors set forth on page 62 of Amendment No. 2, the Company’s initial public offering and the most recent valuation report prepared by an independent valuation specialist. The Compensation Committee or the Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Compensation Committee’s or the Board’s, as applicable, and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

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The Company granted an aggregate of 1,559,080 options to approximately 230 individuals, including employees and directors of the Company, on April 7, 2011. The Company has not granted any other equity awards following that date. At the time the option grants were approved, the Board and the Compensation Committee determined that the fair value of the shares of the Company’s common stock underlying such option grants was $22.59 per share. The Board and the Compensation Committee based their determination of the fair value of the Company’s common stock on the factors described above and on the valuation report that the Company received on April 4, 2011, from its independent valuation specialist (the “Valuation Report”), which concluded that, as of March 17, 2011, the fair market value of the Company’s common stock was $22.59 per share. As described in the Valuation Report, the Company’s business enterprise value reflected a non-marketability discount of 5.0% based on a liquidity event expected to occur within approximately 3.5 months.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair value of the Company’s common stock as of April 7, 2011 to respond to comment 24 of the First Response Letter.

The Company believes the difference between the fair value of its common stock on April 7, 2011, as determined by the Board and the Compensation Committee, and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•	the increased likelihood of consummating the Company’s initial public offering since April 7, 2011;

•

the preliminary price range necessarily assumes that the initial public offering will occur and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s and Compensation Committee’s fair value determination;

•

the use of different comparable companies by the underwriters in their valuation models as compared to the comparable companies utilized in the valuation considered by the Board and Compensation Committee;

•	the use of a broader set of financial metrics by the underwriters in their valuation models as compared to the metrics utilized in the valuation considered by the Board and Compensation Committee;

•

the differences in the projected time periods utilized by the underwriters in their comparable company analysis as compared to the metrics utilized in the valuation considered by the Board and Compensation Committee. Specifically, the underwriters applied their broader set of financial metrics to their projections of the Company’s financial results and the financial results of comparable companies for 2011, 2012 and 2013. In contrast to this methodology, the analysis in the valuation considered by the Board and Compensation Committee estimated the fair value of the Company’s common stock on both trailing financial data and, for the comparable companies used in their analysis, one year of projected financial data;

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•

the differences in the Company’s long term growth rate utilized by the underwriters in their discounted cash flow valuation model as compared to the Company’s long term growth rate in the discounted cash flow valuation model utilized in the valuation considered by the Board;

•	the Company’s consideration of various objective and subjective factors, as described above, that were not used in the underwriters’ analysis and modeling; and

•

continued and accelerating improvement in the Company’s performance, in particular, continued growth in the Company’s revenues, number of registered members, unique visitors, page views and LinkedIn Corporate Solutions customers.

Based upon all the factors discussed above, the Company advises the Staff that it believes that the description above adequately and accurately discloses the significant factors contributing to the difference between the estimated price range for the Company’s initial public offering and the fair value of the Company’s common stock as of April 7, 2011, the grant date of the Company’s most recent stock options.

* * * * *

Securities and Exchange Commission April 22, 2011 Page 5	Confidential Treatment Requested Under 17 C.F.R. §§ 200.83

Please direct your questions or comments regarding this supplemental letter to Katharine A. Martin, Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc (w/encl.):	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP